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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

aQuantive, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03839G105
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03839G105

1	NAMES OF REPORTING PERSONS: Nicolas J. Hanauer

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		4,450,651

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,450,651

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,450,651

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
(a)	aQuantive, Inc.

(b)	821 Second Avenue, 18th Floor Seattle, Washington 98104
Item 2.
(a)	Nicolas J. Hanauer

(b)	821 Second Avenue, 18th Floor Seattle, Washington 98104

(c)	United States of America

(d)	Common Stock

(e)	CUSIP # 03839G105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
          Not Applicable
Item 4. Ownership
(a)	4,450,651

(b)	5.7%

(c)	(i) 4,450,651
(ii)	-0-

(iii)	4,450,651

(iv)	-0-

Item 5. Ownership of Five Percent or Less of a Class
          Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          Not Applicable
Item 8. Identification and Classification of Members of the Group
          Not Applicable
Item 9. Notice of Dissolution of Group
          Not Applicable
Item 10. Certification
          Not applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2007 Date

/s/ Nicolas J. Hanauer Nicolas J. Hanauer